UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period November 8, 2000 through December 31, 2000.


                             Respectfully submitted,



                           By:   /s/Alfred C. Bereche
                                 --------------------
                                 Alfred C. Bereche
                                 Senior Counsel

Dated: March 30, 2001

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                         PERIOD ENDED DECEMBER 31, 2000


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

           (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

             Answer:

                                                                                        Average                 Average
                                                                                        Market                 Issuance
                                                                                     Price for the           Price for the
                                                          Shares Issued                 Quarter                 Quarter
--------------------------------------------------------------------------------------------------------------------------
Employee Discount Stock Purchase Plan                         24,208                  $37.1408                 $35.2838
Dividend Reinvestment Plan                                   206,598                  $37.5981                 $37.5981
401k                                                         213,600                  $38.1801                 $38.1801
Employee Stock Options                                     1,343,592                  $40.0313                 $27.5615
Total                                                      1,787,998                       --                       --
--------------------------------------------------------------------------------------------------------------------------

           (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

                     Answer:  None

           (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

                     Answer:  None

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

                     Answer:  None

           (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer:

KeySpan Corporation Long-Term Debt

                       Principal ($000)             Coupon            Maturity
                       ----------------             -------           ---------
5 year note                 700,000                 7.25%             11/15/05
10 year note                700,000                 7.63%             11/15/10
30 year note                250,000                 8.00%             11/15/30

Preferred Stock
No issuance of preferred stock during this period.


           (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer:  None

           (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer:  None

           (h)       The market-to-book ratio of KeySpan's common stock.

                     Answer:   2.052:1.0

          (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer:  None

           (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                     Answer:  None

          (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

KeySpan Commercial Paper Issuances

                               Aggregate                 Outstanding                                  Average
                                Monthly                    at Month              Average              Maturity
                            Issuance $(000)               End ($000)              Yield               (# days)
                            ---------------               ----------              -----               --------
November                       10,969,872                 1,172,285               6.90%                 57.6
December                       1,675,864                  1,300,237               7.11%                 71.0

          (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer:

Colonial Gas (Fuel Inventory and Working Capital Lines of Credit)

                               Aggregate                 Outstanding                                  Average
                                Monthly                    at Month              Average              Maturity
                            Issuance $(000)               End ($000)              Yield               (# days)
                            ---------------               ----------              -----               --------
November                       59,449,445                 59,449,445              7.50%                  26
December                           0                          0                     0                    0

           (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: KeySpan's consolidated balance sheet is contained in its Annual Report on Form 10-K for the year ended December 31, 2000 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the quarter.

           (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

           (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

           (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.

                                                                                                                        APPENDIX A
                                                                                                                        ----------


KeySpan Capital Structure at 12/31/00
                                                                            KeySpan Energy
                                              Consolidated                 Delivery New York

                                        Thousands       Percent        Thousands         Percent
                                        of Dollars      of Total       of Dollars       of Total
                                       --------------------------     ---------------------------
Common Stock                              2,985,022        41.60%          468,747         30.63%
Retained Earnings                           480,639         6.70%          414,478         27.08%
Other Comprehensive Income                      825         0.01%                0          0.00%
Treasury Stock                            (650,670)       (9.07%)                0          0.00%
                                       --------------------------     ---------------------------
           Total Common Equity            2,815,816        39.25%          883,225         57.71%
Preferred Stock                              84,205         1.17%                0          0.00%
Long-term Debt                            4,274,938        59.58%          647,350         42.29%
Intercompany Long term Debt                       0         0.00%                0          0.00%
                                       --------------------------     ---------------------------
Total Capitalization                      7,174,959       100.00%        1,530,575        100.00%
                                       ==========================     ===========================

                                                                            KeySpan Energy
                                           KeySpan Generation            Delivery Long Island             EnergyNorth Natural Gas

                                        Thousands       Percent        Thousands         Percent         Thousands          Percent
                                        of Dollars      of Total       of Dollars       of Total        of Dollars         of Total
                                       --------------------------     --------------------------       ----------------------------
Common Stock                                192,064        37.33%          532,862         47.33%            117,558         48.80%
Retained Earnings                             2,503         0.49%           17,163          1.52%              1,768          0.73%
Other Comprehensive Income                        0         0.00%                0          0.00%                  0          0.00%
Treasury Stock                                    0         0.00%                0          0.00%                  0          0.00%
                                       --------------------------     --------------------------       ----------------------------
Total Common Equity                         194,567        37.81%          550,025         48.85%            119,326         49.53%
Preferred Stock                                             0.00%                0          0.00%                  0          0.00%
Long-term Debt                               41,125         7.99%          400,000         35.53%             41,582         17.26%
Intercompany Long term Debt                 278,866        54.20%          175,904         15.62%             80,000         33.21%
                                       --------------------------     ---------------------------      ----------------------------
Total Capitalization                        514,558       100.00%        1,125,929        100.00%            240,908        100.00%
                                       ==========================     ===========================      ============================

                                               Essex Gas                     Colonial Gas                        Boston Gas

                                        Thousands       Percent        Thousands         Percent         Thousands          Percent
                                        of Dollars      of Total       of Dollars       of Total        of Dollars         of Total
                                       --------------------------     ---------------------------      ----------------------------
Common Stock                                41,400        25.63%          203,555         35.03%          425,792           33.31%
Retained Earnings                            1,815         1.12%            6,859          1.18%           11,885            0.93%
Other Comprehensive Income                       0         0.00%                0          0.00%                0            0.00%
Treasury Stock                                   0         0.00%                0          0.00%                0            0.00%
                                       -------------------------     ---------------------------      ----------------------------
Total Common Equity                         43,215        26.75%          210,414         36.21%          437,677           34.24%
Preferred Stock                                  0         0.00%                0          0.00%           16,742            1.31%
Long-term Debt                              18,335        11.35%          120,621         20.76%          224,017           17.52%
Intercompany Long term Debt                100,000        61.90%          250,000         43.03%          600,000           46.93%
                                       -------------------------     --------------------------       ----------------------------
Total Capitalization                       161,550       100.00%          581,035        100.00%        1,278,436          100.00%
                                       =========================     ===========================      ============================

                                                                                                                          APPENDIX B
                                                                                                                          ----------

Retained Earnings Analysis - 12/31/00
                                                                             KeySpan Energy      KeySpan Energy
                                                                                Delivery            Delivery          KeySpan Energy
                                                            Consolidated        New York           Long Island          Corporation

                                                              Thousands       Thousands           Thousands            Thousands
                                                             of Dollars       of Dollars          of Dollars           of Dollars
                                                       ----------------   -----------------   -----------------   ------------------
Retained Earnings at 1/1/00                                 456,882             403,961             (4,791)             (83,421)
Gross Earnings                                              327,595             106,517             36,954               26,000
Goodwill Amortizations                                      (26,788)                  -                  -                    -
Common Dividends                                           (239,740)            (96,000)           (15,000)             (31,900)
Preferred Dividends                                         (20,298)                  -                  -                    -
Other - Primarily write off of Capital Stock Expense        (17,012)                  -                  -                   36
                                                       ----------------   ----------------    -----------------   ------------------
Retained Earnings at 12/31/00                               480,639             414,478             17,163              (89,285)
                                                       ================   =================   =================   ==================


                                                              EnergyNorth
                                                              Natural Gas          Boston Gas         Essex Gas         Colonial Gas

                                                              Thousands             Thousands          Thousands         Thousands
                                                             of Dollars            of Dollars         of Dollars        of Dollars
                                                         --------------    ------------------    ------------------   ------------
Retained Earnings at 11/1/00                                          -                     -                   -                -
Gross Earnings                                                    2,465                15,300               2,247            8,445
Goodwill Amortizations                                            (697)               (3,232)               (432)          (1,586)
Common Dividends                                                      -                     -                   -                -
Preferred Dividends                                                   -                 (183)                   -                -
Other - Primarily write off of Capital Stock Expense                  -                     -                   -                -
                                                         --------------    -----------------    ----------------      ------------
Retained Earnings at 12/31/00                                     1,768                11,885               1,815            6,859
                                                         ==============    ==================    ================     ============

                                                                                         KeySpan            Eastern
                                                            EnergyNorth Inc.           Generation          Enterprises

                                                                 Thousands             Thousands             Thousands
                                                                of Dollars            of Dollars            of Dollars
                                                         -----------------    ------------------    ------------------
Retained Earnings at 11/1/00                                             -                37,769                     -
Gross Earnings                                                       2,881                20,734                24,510
Goodwill Amortizations                                               (697)                     -               (5,805)
Common Dividends                                                         -              (56,000)                     -
Preferred Dividends                                                      -                     -                     -
Other - Primarily write off of Capital Stock Expense                     -                     -
                                                                                                                     -
                                                         -----------------    ------------------    ------------------
Retained Earnings at 12/31/00                                        2,184                 2,503                18,705
                                                         =================    ==================    ==================

                                                                                                                        APPENDIX C
                                                                                                                        ----------

KeySpan Investments in EWGs and FUCOs at 12/31/00

                                                                                                                         Percent of
                                                                                          $ Thousands                   Total Equity
                                                                                     ----------------------           --------------
Investment
           Ravenswood                                                                          170,549                       6.06%
           Finsa                                                                                 1,375                       0.05%
           Phoenix                                                                              60,108                       2.13%
                                                                                     ----------------------           --------------
                                                                                               232,032                       8.24%

           Synthetic Lease Ravenswood                                                          425,000                      15.09%
                                                                                                                      --------------
                                                                                     ----------------------
           Total Current Investments                                                           657,032       A              23.33%
                                                                                     ----------------------


Consolidated Retained Earnings                                                                 480,639       B

Total Equity                                                                                 2,815,816       C


Percentages
           Current Investments to Retained Earnings                                            136.70%      A/B
           Current Investments to Total Equity                                                  23.33%      A/C
           Remaining Authorized Investment                                                     113.30%
           Remaining Authorized Investment - Thousands of Dollars                              544,566